UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53779 / May 10, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12292

	: ORDER INSTITUTING PROCEEDINGS,
In the Matter of	**: MAKING FINDINGS, AND REVOKING**
	: REGISTRATION OF SECURITIES
SUPREMA SPECIALTIES, INC.,	**: PURSUANT TO SECTION 12(j) OF**
	: THE SECURITIES EXCHANGE
Respondent.	**: ACT OF 1934**
	:

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Suprema Specialties, Inc. ("Suprema" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A. Suprema, a New York corporation, manufactured and distributed cheese until it ceased operations in early 2002. The common stock of Suprema has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since on or about July 6, 1991. Stock purchase rights with respect to the common stock have been registered with the Commission pursuant to Section 12(g) of the Exchange Act since on or about May 25, 1996.

B.   Suprema has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock and common stock purchase rights were registered with the Commission in that it has not filed an Annual Report on Form 10-K since October 1, 2001 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2001.

C.   On February 24, 2002, Suprema filed a voluntary bankruptcy petition for a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of New York. On March 20, 2002, Suprema's bankruptcy proceeding was converted to a Chapter 7 liquidation, and Kenneth P. Silverman, Esq. was appointed the Chapter 7 Trustee of Suprema's estate.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

ACCORDINGLY, IT IS HEREBY ORDERED that, pursuant to Section 12(j) of the Exchange Act, registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary